FS CREDIT REAL ESTATE INCOME TRUST, INC.

201 ROUSE BOULEVARD

PHILADELPHIA, PA 19112

(215) 495-1150

September 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FS Credit Real Estate Income Trust, Inc. Registration Statement on Form S-11 File No. 333-216037 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Credit Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 p.m., on September 11, 2017, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, FS CREDIT REAL ESTATE INCOME TRUST, INC.

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President, Chief Executive Officer and Chairman

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP
Mr. Jason W. Goode, Alston & Bird LLP